EXHIBIT 99.1
LETTER DATED JANUARY 8, 2009
Barry:
Greetings from Dallas. Hope all is well.
Kenny called me and said he had talked to Bobby and in the conversation Bobby said that y’all are selling CIS.
Kenny and I believe this would be a terrible mistake. As we outlined for you in Birmingham, CIS is the one asset that y’all have which gives you a unique competitive advantage. It has been your only source of profitability for at least 36 months.
Repeating what we outlined for you, there is and will be for the indefinite future too much manufacturing capacity in our industry. Even an increase in demand will not cure the overcapacity problem unless demand doubles.
On the other hand, there is no overcapacity of lenders, both wholesale and retail, in our industry. The profit opportunities in lending are enormous.
Look at Palm Harbor’s financials. Like Cavalier, the only source of profit for them is from lending.
In our company, the majority of our profits come from lending. We make money in retail lending. And we make a lot of money in wholesale lending.
As shareholders of over 9% of Cavalier, we implore you to retain and expand CIS.
Bobby said you are the one pushing for the sale of CIS. Even if you need to suffer some damages to back out of the sale, you should do so (within limits of course).
Please feel free to call me or Kenny and discuss this. My cell number is ****. Kenny’s is ****.
Thanks for your time.
Curt Hodgson

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